December 31, 2020

VIA EDGAR TRANSMISSION

Jessica Livingston

Office of Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	INSU ACQUISITION CORP II Registration Statement on Form S-4

File No. 333-250989

Filed November 27, 2020

Dear Ms. Livingston:

On behalf of INSU Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2020 relating to the Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on November 27, 2020. We are concurrently filing via EDGAR Amendment No.1 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Registration Statement on Form S-4

Questions and Answers
What are the material U.S. federal income tax consequences of the Merger to Metromile Stockholders?. Page 12

1.	Please revise to highlight, if true, that you have an opinion from tax counsel filed as an exhibit to this Registration Statement that the merger will qualify as a Section 368(a) reorganization and that the merger will be tax free to stockholders and to recast the description of the tax implications to clearly reflect this opinion or advise. If counsel is unable to give a clear opinion on the tax consequences, briefly describe this uncertainty. Refer to Item 601(b)(4) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 139-140 of the Draft Amendment in response to the Staff’s comment.

Summary

“Interests of Certain Persons in the Merger, page 20

2.	Please quantify where practicable the total value of each category of interests of insiders in the merger including any related out-of-pocket expenses to be reimbursed and revise similar disclosure throughout accordingly.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 115-116 of the Draft Amendment in response to the Staff’s comment. The Company further notes for the Staff that it does not expect to reimburse the out-of-pocket expenses of insiders in any material amount.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 25

3.	Please revise to include a cross reference to the Unaudited Pro Forma Condensed Combined Financial Information so that readers can more easily understand the context of adjustments resulting from the pro forma combination presented here.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26-27 of the Draft Amendment in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 135

4.	Although you reference a tax opinion to be filed as Exhibit 8.1 on the material tax consequences and indicate that this discussion is that opinion, you have not clearly stated the material tax consequences, particularly whether the merger will qualify as a Section 368(a) reorganization and be tax-free to stockholders, or not. A description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. The tax opinion should address and express a conclusion for each material federal tax consequence, clearly identify each material tax consequence being opined upon, set forth tax counsel’s opinion as to each identified tax item and the basis for the opinion. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly and provide the reason for the inability to opine on a material tax consequence. Refer to Item 601(b)(4) of Regulation S-K, to Securities Act Release No. 33-6900 and Section III of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 139-140 of the Draft Amendment in response to the Staff’s comment.

Information about Metromile, page 157

5.	In the fourth paragraph you state that your per-mile insurance policies save your customers, on average, 47% over what they were paying their previous auto insurer. Please state the source or basis or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 161 and 187 of the Draft Amendment in response to the Staff’s comment.

6.	Please provide the basis for the statement in the fifth paragraph and elsewhere that “[w]hile 35% of drivers drive more than half the total miles driven and cause more than half of the insured losses each year, they pay the same rates as the 65% of drivers who drive less than half the miles driven and cause less than half the insured losses.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 161, 168 and 187 of the Draft Amendment in response to the Staff’s comment.

7.	In the fifth paragraph, you state that your per-mile rate is in part calculated based on data about how a driver actually drives and then “billing each customer monthly based on their actual miles driven” and that you “provide significant savings to the vast majority of drivers.” Please clarify whether customers are also billed based on the data collected on how they drive, quantify “the vast majority of drivers” and disclose, if known, what percentage of customers do not realize savings based on driving habits and what percentage of customers do not realize savings based on miles driven.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 161, 168, 184 and 187-188 of the Draft Amendment in response to the Staff’s comment.

8.	Please clarify on page 158 what Net Promoter Score (NPS) measures, how it is calculated, whether it is based on third-party data, and how it is significant to your business.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 162 of the Draft Amendment in response to the Staff’s comment.

Industry and market opportunity

Limited use of technology, page 163

9.	You state that few large carriers have started to substantially build out capabilities for using technological developments and data science to adjust pricing models to consider variable factors. Clarify these “variable factors;” for example, whether you refer to miles driven and driving habits. Also provide an objective measure of “few” and balance your disclosure generally to account for the insurance companies that are offering customers lower rates based on actual miles driven and driving habits.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 168 of the Draft Amendment in response to the Staff’s comment.

Competitive Strengths

Customer-oriented approach with fierce member loyalty, page 164

10.	Please advise us of the basis for statements that your customers have “fierce loyalty” or revise to describe this loyalty objectively.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 162 and 169 of the Draft Amendment in response to the Staff’s comment.

11.	For balance, address the number of complaints to state regulators regarding Metromile relative to its size compared to competitors or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 169 of the Draft Amendment in response to the Staff’s comment.

Our Operating Model, page 165

12.	You state here that your revenue and gross profit are significantly impacted by your reinsurance program. As such, please provide a separate subsection in which you describe the material features and terms of your reinsurance program. Please quantify the number of reinsurance agreements you currently have, identify any material reinsurers and discuss the material terms of your reinsurance agreements.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 171, 188 and F-58 of the Draft Amendment in response to the Staff’s comment.

Recent Developments Affecting Comparability, page 183

13.	You state that the decrease in gross earned premium was primarily due to the decrease in overall miles driven as a result of the COVID-19 pandemic. Please revise to describe in greater detail the impact of the pandemic on miles driven, including whether and to what extent this trend has changed during the periods presented.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Draft Amendment in response to the Staff’s comment.

Non-GAAP Financial Measures, page 191

14.	We note your presentation of Non-GAAP Contribution Profit / Loss and Contribution Margin and the use of GAAP gross profit / loss and margin as the most directly comparable GAAP measures. Based on your disclosures on page 186, it appears that reinsurance ceding commissions are part of Sales, Marketing and Other Acquisition Costs, which do not appear to be considered when arriving at gross profit. Please tell us whether your GAAP gross profit / loss is fully loaded and why reinsurance ceding commissions should not be considered in the calculation.

The Company acknowledges the Staff’s comment and notes for the Staff that GAAP gross profit/loss is fully reflective of costs attributable to policy servicing and claims processing (including depreciation, amortization, and stock-based compensation directly attributable to the functions). Metromile earns reinsurance profit commission, which is included in Other Revenue and is considered in GAAP gross profit/loss. The Company has expanded the disclosure regarding Other Revenue on pages 192 and F-41 of the Draft Amendment to reflect the inclusion of reinsurance profit commission in this line item. The Company further notes for the Staff that reinsurance profit commission for the periods presented is not material. The Company also advises the Staff that it does not consider costs attributable to sales, marketing, or the acquisition of a policy to be a cost of revenue and therefore these costs, as well as the reinsurance ceding commission contra-expense, are not considered in GAAP gross profit/loss.

Critical Accounting Policies and Estimates

Unpaid Losses and LAE Reserves, page 195

15.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present (preferably in a tabular format) the impact that reasonably likely changes in the key assumptions you have identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See FR-72.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 202-203 of the Draft Amendment in response to the Staff’s comment.

Description of Securities, page 208

16.	Please revise the description of the company’s capital stock to disclose your exclusive forum provisions, clearly describing any risks or other impacts on investors, any uncertainty about enforceability and whether they apply to federal securities law claims. Please also revise the risk factor on page 72 to provide a description of the provision that is consistent with Annex E. Please also tell us whether the changes to the exclusive forum provision should be included in the summary of material differences between your charter and the Business Combination Charter on pages 117-119.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73-74, 121-122 and 223 of the Draft Amendment in response to the Staff’s comment.

Consolidated Balance Sheets, page F-33

17.	Please revise your presentation to present your marketable securities as the first asset line pursuant to Rule 7-03(a)1 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Draft Amendment in response to the Staff’s comment.

1. Overview and Basis of Presentation

Losses and Loss Adjustment Expenses, page F-43

18.	We note your disclosures here and elsewhere (e.g., Note 8 and MD&A) regarding estimation of reserves for unpaid losses and LAE. Please enhance your disclosures to provide a more fulsome and detailed discussion of your methodologies used; for example, if multiple actuarial methods are used, provide context as to which methods may be used and when. If methodologies have changed over the periods covered, discuss the impact of such changes. Refer to ASC 944-40-50-1, ASC 944-40-50-4F, ASC 944-40-50-4I, and 2A3 of Guide 6.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-43-44 of the Draft Amendment in response to the Staff’s comment.

6. Deferred Policy Acquisition Costs, Net, page F-55

19.	Please tell us and revise your disclosures where appropriate to clarify your accounting policy for any excess ceding commissions over and above the portion that represents the recovery of deferred policy acquisition costs.

The Company acknowledges the Staff’s comment and advises the Staff that any excess ceding commissions over and above the portion that represents a recovery of deferred policy acquisition costs is recorded as a deferred liability and amortized over the same period in which the related premiums are earned. The Company has revised the disclosure on pages F-45-46 of the Draft Amendment in response to the Staff’s comment.

8. Loss and loss Adjustment Expense Reserve, Net, page F-55

20.	We note your disclosure on page 195 regarding the differing typical durations of property damage settlements and personal liability and injury claims settlements. Please revise to disaggregate these in your claims development tables, or tell us how you concluded that disaggregation was not necessary. Refer to ASC 944-40-50-4H.

The Company acknowledges the Staff’s comment and advises the Staff that disaggregation is unnecessary based on the overall short period of time between accident and claim settlement and the maturity level of the insurance portfolio. While property damage and personal injury claims settlement times may vary, they generally all settle inside three years. Further, as the Company’s historical claims experience is limited to under four years and patterns of paid and incurred development take time to become apparent, disaggregating the data further may result in increased variability of historical results, which would not be a good predictor of potential future development or cash flow.

21.	We note your disclosure that your favorable prior-year development in 2019 resulted from re-estimation of unpaid losses and LAE. Please tell us and revise your disclosures to provide some more granularity regarding the drivers for this change.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-56-57 of the Draft Amendment in response to the Staff’s comment.

22.	We note your 10-year table disclosure of incurred loss and loss adjustment expenses, net of reinsurance on page F-57. Please revise to show the cumulative best estimate at the end of each year in the columns, consistent with the example in ASC 944-40-55-9E and with traditional industry practice. Development on a yearly basis should be shown separately, if desired.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-57 of the Draft Amendment in response to the Staff’s comment.

23.	Please revise your disclosures to include a reconciliation of your 10-year table(s) to your balance sheet liability. See ASC 944-40-50-4C.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-58 of the Draft Amendment in response to the Staff’s comment.

24.	We note that the third line of the reconciliation table on page F-55 says that it is “Net balance at end of period.” If this should read “beginning” of period, please revise; if not, explain which period end you are referring to, since the bottom of the table also has a “Balance at end of period.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-56 of the Draft Amendment in response to the Staff’s comment.

25.	We note that “Total incurred” loss and loss adjustment expense in the table on page F-55 is $39,524, $30,622, and $11,988 for December 31, 2018 and 2019 and for September 30, 2020, respectively. Please explain why these amounts differ from the “Losses and loss adjustment expenses” as shown on your consolidated statements of operations.

The Company acknowledges the Staff’s comment and advises the Staff that the loss and loss adjustment expense amounts included on the consolidated statement of operations on page F-34 of the Draft Amendment differ from the amounts included on page F-56 of the Draft Amendment because those on page F-34 of the Draft Amendment include loss adjustment expense amounts related to Metromile’s prior underwriting carrier, National General Insurance (“NGI”). Metromile began transitioning the NGI-issued policies to its wholly owned subsidiary, Metromile Insurance Company. Less than 1% of Metromile’s total policies remain with NGI, of which Metromile Insurance Services, LLC (“MIS”) acts as the General Agent. As described on page F-39 of the Draft Amendment, NGI handles claims for these policies underwritten by NGI and its related carriers, for which MIS pays NGI a fee for the loss adjustment expense. NGI bears the risk of loss under these policies. Accordingly, Metromile has no exposure to claims that would require an accrual for those NGI-related losses.

9. Reinsurance, page F-57

26.	Please revise, here or elsewhere as appropriate, to identify your significant reinsurers and their respective ratings.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-58 of the Draft Amendment in response to the Staff’s comment.

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John M. Butler
John M. Butler
President and Chief Executive Officer
INSU Acquisition Corp. II

cc:	Derick Kauffman, Ledgewood, PC

Rachel Proffitt, Cooley LLP

Marianne Sarrazin, Cooley LLP

Lory Empie

Cara Lubit

Justin Dobbie

U.S. Securities and Exchange Commission